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                            September 17, 2021

       Paolo Tiramani
       Chief Executive Officer
       Boxabl Inc.
       6120 N. Hollywood Blvd. #104
       Las Vegas, NV 89115

                                                        Re: Boxabl Inc.
                                                            Amendment No. 6 to
Offering Statement on Form 1-A
                                                            Filed August 19,
2021
                                                            File No. 024-11419

       Dear Mr. Tiramani:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2021 letter.

       Amendment No. 6 to Offering Statement on Form 1-A

       General

   1. We note publicly available videos and interviews, including an interview with the CEO on a Tech Path show.
Please advise us how the interview has been conducted consistent with
                                                        Rules 251 and 255 of
Regulation A. For example, it is unclear why you have not filed transcripts of videos
containing what appear to be solicitations. Please confirm the material information
addressed in the videos and interviews are presented in the offering circular. In this
regard, the CEO interview addresses the importance of state and local regulatory approvals.
Please advise us why you have not filed the agreement with
                                                        the "third party
testing and inspection company" as an exhibit.
 Paolo Tiramani
Boxabl Inc.
September 17, 2021
Page 2

        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,
FirstName LastNamePaolo Tiramani
                                                        Division of Corporation
Finance
Comapany NameBoxabl Inc.
                                                        Office of Real Estate &
Construction
September 17, 2021 Page 2
cc:       Andrew Stephenson, Esq.
FirstName LastName